Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-III dated January 24, 2007	Term Sheet No. 1 to Product Supplement 32-III Registration Statement No. 333-130051 Dated January 24, 2007; Rule 433

Structured Investments

JPMorgan Chase & Co.
$
95% Principal Protected Notes Linked to a Weighted Basket Consisting of the FTSETM 100 Index ,the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index due December 30, 2008

General

  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any return on their investment in excess of $211.00 (or 21.10% x $1,000) per $1,000 principal amount note, while seeking 95% principal protection at maturity (5% of principal is at risk).
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 30, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about January 25, 2007†† and are expected to settle on or about January 30, 2007.

Key Terms
Basket:

The notes are linked to a basket consisting of the FTSETM 100 Index (“FTSE”), the FTSE/Xinhua China 25 Index (“XINOI”), the Korea Stock Price Index 200 (“KOSPI2”), the MSCI Singapore Index (“SGY”), the Nikkei 225 Index (“NKY”) and the S&P 500® Index (“SPX”) (each a “Basket Index” and together the “Basket Indices”).

Index Weightings:

The FTSE/Xinhua Weighting is 20%, the Nikkei 225 Weighting is 20%, the FTSE 100 Weighting is 15%, the KOSPI 200 Weighting is 15%, the MSCI Singapore Weighting is 15% and the S&P 500 Weighting is 15% (each an “Index Weighting” and, collectively, the “Index Weightings”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $950 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 8.70% and the Participation Rate is 300%, the Additional Amount will be equal to the Maximum Return of $261, which entitles you to a payment at maturity of $1,211 ($950 + $261) for every $1,000 principal amount note, which represents a 21.10% maximum total return on your investment.

Partial Principal Protection Percentage:	95% principal protection (5% principal at risk)
Maximum Return:

The Maximum Return will be determined on the pricing date and will not be less than $261 for each $1,000 principal amount note (or 26.10% x $1,000). The Maximum Return limits the potential total return on an investment in the notes to 21.10%.

Participation Rate:	At least 300%. The actual Participation Rate will be determined on the pricing date and will not be less than 300%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the five Averaging Dates.
Basket Closing Level:	For each of the Averaging Dates, the Basket Closing Level will be calculated as follows:

100 x [1 + ((FTSE 100 Return * FTSE 100 Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI Return * KOSPI Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (Nikkei 225 Return * Nikkei 225 Weighting) + (S&P 500 Return * S&P 500 Weighting)]

The returns set forth in the formula above reflect the performance of each Basket Index, expressed as a percentage, from the closing level on the pricing date to the closing level on the relevant Averaging Date.

Averaging Dates†:	December 17, 2008, December 18, 2008 , December 19, 2008, December 22, 2008 and December 24, 2008
Maturity Date†:	December 30, 2008
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-III.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments.”

Investing in the 95% Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 32-III and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 32-III and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-III dated January 24, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 32-III dated January 24, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000177/e26094_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80%. The following table and graph also assume a Participation Rate of 300% and a Maximum Return of $261 per $1,000 principal amount note (or 26.10% x $1,000), which results in a maximum payment at maturity per $1,000 principal amount note of $1,211 (reflecting a maximum return on investment of 21.10%). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (300%)	Additional Amount		95% of Principal		Payment at Maturity

180.00	80.00%	26.10%	$261.00	+	$950	=	$1,211.00
170.00	70.00%	26.10%	$261.00	+	$950	=	$1,211.00
160.00	60.00%	26.10%	$261.00	+	$950	=	$1,211.00
130.00	30.00%	26.10%	$261.00	+	$950	=	$1,211.00
120.00	20.00%	26.10%	$261.00	+	$950	=	$1,211.00
110.00	10.00%	26.10%	$261.00	+	$950	=	$1,211.00
108.70	8.70%	26.10%	$261.00	+	$950	=	$1,211.00
105.00	5.00%	15.00%	$150.00	+	$950	=	$1,100.00
101.67	1.67%	5.00%	$50.00	+	$950	=	$1,000.00
101.00	1.00%	3.00%	$30.00	+	$950	=	$980.00
100.00	0.00%	0.00%	$0.00	+	$950	=	$950.00
90.00	-10.00%	0.00%	$0.00	+	$950	=	$950.00
80.00	-20.00%	0.00%	$0.00	+	$950	=	$950.00
70.00	-30.00%	0.00%	$0.00	+	$950	=	$950.00
60.00	-40.00%	0.00%	$0.00	+	$950	=	$950.00
50.00	-50.00%	0.00%	$0.00	+	$950	=	$950.00
40.00	-60.00%	0.00%	$0.00	+	$950	=	$950.00
30.00	-70.00%	0.00%	$0.00	+	$950	=	$950.00
20.00	-80.00%	0.00%	$0.00	+	$950	=	$950.00
10.00	-90.00%	0.00%	$0.00	+	$950	=	$950.00
0.00	-100.00%	0.00%	$0.00	+	$950	=	$950.00

JPMorgan Structured Investments —
95% Principal Protected Notes Linked to a Weighted Basket Consisting of the FTSETM 100 Index , the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index
TS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by the hypothetical Participation Rate of 300% does not exceed the hypothetical maximum Return of 26.10%, the Additional Amount is equal to $150 and the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$950 + ($1,000 x [(105-100)/100] x 300%) = $1,100

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is $950 (reflecting a loss of 5% of principal).

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Basket Return of 10% multiplied by the hypothetical Participation Rate of 300% is greater than the hypothetical Maximum Return of 26.10%, the Additional Amount is equal to the hypothetical Maximum Return of $261 and the investor receives the maximum payment at maturity of $1,211 ($950 + $261) per $1,000 principal amount note (reflecting a return on investment of 21.10%).

Selected Purchase Considerations

  95% PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 95% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the principal amount of the notes if the Basket Return exceeds 1.67%. At maturity, for each $1,000 principal amount note, you will receive a payment equal to $950 plus the Additional Amount of $1,000 x the Basket Return x 300% (the Participation Rate), subject to the limit of the Maximum Return. The Additional Amount will not be less than zero and will not exceed the Maximum Return. The Maximum Return caps the Additional Amount at $261.00* per $1,000 principal amount note, which limits the total return on your investment to $1,211 ($950 + $261) per $1,000 principal amount note.
  * The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 300% and $261.00 (or 26.10% x $1,000) per $1,000 principal amount note, respectively.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the the FTSETM 100 Index, FTSE/Xinhua China 25 Index, the Korea Stock Price 200 Index, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index. The FTSETM 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about each Basket Index, see the information set forth under “The FTSETM 100 Index” “The FTSE/Xinhua China 25 Index,” “The Korea Stock Price Index 200,” “The MSCI Singapore Index,” “The Nikkei 225 Index” and “The S&P 500® Index,” in the accompanying product supplement no. 32-III.

JPMorgan Structured Investments —
95% Principal Protected Notes Linked to a Weighted Basket Consisting of the FTSETM 100 Index , the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index
TS-2
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-III. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 32-III and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced January 23, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.26%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.26%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-III dated January 24, 2007.

  YOUR INVESTMENT MAY RESULT IN A 5% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. The Basket Indices’ performance may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets over the term of the notes. Furthermore, the Basket Return must be at least 1.67% for you to receive at least 100% of the principal amount of your notes at maturity. You will receive no more than 95% of the principal amount of your notes if the Basket Return is zero or negative and you will not receive the full principal amount of your notes at maturity if the Basket Return is less than 1.67%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO 21.10% — If the Ending Basket Level of the Basket is greater than its Starting Basket Level for each $1,000 principal amount note, you will receive at maturity $950 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 26.10%. Your maximum potential total return on a note held to maturity will be the Maximum Return less 5.0%. Accordingly, your maximum potential final payment at maturity per $1,000 principal amount note will be $1,211* ($950+$261*).
  THE NOTES MIGHT NOT PAY MORE THAN 95% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but later falls below the Starting Basket Level during the latter portion of the term of the notes.
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IN THE NOTES IF THE BASKET DOES NOT APPRECIATE BY AT LEAST 1.67% — If the Basket Return is less than 1.67%, your payment at maturity will be less than the principal amount of your investment in the notes. The minimum payment you will receive for each $1,000 principal amount note held to maturity is $950. You will incur a loss of principal if the Basket Return is less than 1.67%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments —
95% Principal Protected Notes Linked to a Weighted Basket Consisting of the FTSETM 100 Index , the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index
TS-3
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Index (other than the S&P 500® Index) are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the U.K. pound, the Chinese yuan, the Korean won, the Singapore dollar and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through January 19, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this term sheet on that date. The closing level of the FTSETM 100 Index on January 23, 2007 was 6227.60. The closing level of the FTSE/Xinhua China 25 Index on January 23, 2007 was 16074.50. The closing level of the Korea Stock Price Index 200 on January 23, 2007 was 176.90. The closing level of the MSCI Singapore Index on January 23, 2007 was 381.20. The closing level of the Nikkei 225 Index on January 23, 2007 was 17408.57. The closing level of the S&P 500® Index on January 23, 2007 was 1427.99.

We obtained the various Basket closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any of the Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in a payment at maturity in excess of $950 per $1,000 principal amount note.

JPMorgan Structured Investments —
95% Principal Protected Notes Linked to a Weighted Basket Consisting of the FTSETM 100 Index , the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index
TS-4

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $22.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-60 of the accompanying product supplement no. 32-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $22.50 per $1,000 principal amount note.

JPMorgan Structured Investments —
95% Principal Protected Notes Linked to a Weighted Basket Consisting of the FTSETM 100 Index , the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index
TS-5